If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a shareholder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 01SQXA 8 th Floor, 100 University Avenue Toronto, Ontario M 5 J 2 Y 1 www . computershare . com Fold Fold Form of Proxy - Annual General Meeting to be held on May 12, 2022 This Form of Proxy is solicited by and on behalf of Management of Stantec Inc. Notes to proxy 1. Every shareholder has the right to appoint some other person or company of their choice, who need not be a shareholder of Stantec Inc., to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided on the reverse and return your proxy by mail or vote by Internet at www.investorvote.com. 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the shareholder. 5. The securities represented by this proxy will be voted as directed by the shareholder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management of Stantec Inc. 6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the shareholder, on any ballot that may be called for and, if the shareholder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management, including the Management Information Circular of Stantec Inc. Proxies submitted must be received by 10:30 am, Mountain Daylight Time, on Tuesday, May 10, 2022. . VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! . . To Vote Using the Telephone To Vote Using the Internet To Receive Documents Electronically • You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com. • Call the number listed BELOW from a touch tone telephone. 1 - 866 - 732 - VOTE (8683) Toll Free • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. To Virtually Attend the Meeting • You can attend the meeting virtually by visiting the URL provided on the back of this proxy. Security Class Holder Account Number Exhibit 99.3

Appointment of Proxyholder

I/We, being shareholder(s) of Stantec Inc. hereby appoint:
Douglas K. Ammerman, Chair of Stantec Inc., or failing him,
Gordon A. Johnston, President and CEO of Stantec Inc.

OR

Print the name of the person you are appointing if this person is someone other than the foregoing.

Note: If completing the appointment box above and your appointee intends on attending online YOU MUST return your proxy by mail and go to https://www.computershare.com/Stantec and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with a user name to gain entry to the online meeting.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the **Annual General Meeting (the "Meeting") of shareholders of Stantec Inc. ("Stantec")** to be held via live audio webcast online at http://web.lumiagm.com/216420437 on Thursday, May 12, 2022 at 10:30 am (Mountain Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Douglas K. Ammerman	☐	☐	02. Martin A. à Porta	☐	☐	03. Richard C. Bradeen	☐	☐
04. Shelley A. M. Brown	☐	☐	05. Patricia D. Galloway	☐	☐	06. Robert J. Gomes	☐	☐
07. Gordon A. Johnston	☐	☐	08. Donald J. Lowry	☐	☐	09. Marie-Lucie Morin	☐	☐

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2. Appointment of Auditors

For ☐ Withhold ☐

Resolved that the shareholders approve the appointment of PricewaterhouseCoopers LLP as Stantec's auditor and authorize the directors to fix the auditor's remuneration.

3. Non-binding Advisory Vote on Executive Compensation

For ☐ Against ☐

Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in Stantec's Management Information Circular delivered in advance of the Meeting.

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Financial Review - Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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